                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                METROCALL, INC.
                                --------------
                               (Name of Issuer)

                          COMMON STOCK $.01 PAR VALUE
                         ----------------------------
                        (Title of Class of Securities)

                                   591647102
                                 ------------
                                (CUSIP Number)

                                Thomas W. White
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                          Washington, D.C. 20037-1420
                                (202) 663-6000
                               -----------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 26, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 2 OF 50 PAGES
    ----------


--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T Dated
           8/28/68 for Juliet Lea Hillman
           25-6094898
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY
--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER
        NUMBER OF
         SHARES             14,130
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH
        REPORTING          12,385,938  (Pursuant to Voting Agreement described
         PERSON                         herein.)
          WITH           -------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER

                         14,130
               -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,130
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 3 OF 50 PAGES
    ----------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
         8/28/68 for Audrey Hilliard Hillman
         25-6094896
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 14,130
        OWNED BY           -----------------------------------------------------
          EACH            8        SHARED VOTING POWER
        REPORTING
         PERSON                    12,385,938
          WITH                   (Pursuant to Voting Agreement described
                                 herein.)
                        --------------------------------------------------------
                       9        SOLE DISPOSITIVE POWER

                              14,130
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,130
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 4 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
         8/28/68 for Henry Lea Hillman, Jr.
         25-6094897
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY         14,130
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                   -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                      14,130
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,130
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 5 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
         8/28/68 for William Talbott Hillman
         25-6094899
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF      7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY         14,130
        OWNED BY        --------------------------------------------------------
          EACH         8   SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                      14,130
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,130
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 6 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 18-2145466
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY          166,028
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      166,028
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,798,551
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,964,579
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement and 56,520 shares held by various other trusts.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 7 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.G. Grefenstette, as Trustee for Various Trusts
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,021,099
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,021,099
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes 10,000 shares owned in his individual capacity and shares for which the only basis for asserting beneficial ownership is the
Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.95%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 8 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas G. Bigley, as Trustee for Various Trusts
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      56,520
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,520
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 9 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry L. Hillman, as Trustee for the Henry L. Hillman Trust
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,964,579
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,964,579
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement and 56,520 shares held by various other trusts.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 10 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Elsie Hilliard Hillman, as Trustee for the Henry L. Hillman Trust
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER


                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,964,579
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,964,579
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 11 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Securities, Inc.
         51-0114700
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY         1,154,185
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement Described herein.)
                     -----------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                      1,154,185
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,154,185
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting
         beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 12 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Juliet Challenger, Inc.

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY          644,366
        OWNED BY       ---------------------------------------------------------
          EACH        8     SHARED VOTING POWER
        REPORTING
         PERSON             12,385,938
          WITH              (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      644,366
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              644,366
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 13 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Collins, III
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             451,802 (Including options to acquire
      BENEFICIALLY          111,846 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      451,802 (Including options to acquire 111,846 shares)
                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       36,595
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         488,397 (Including options to acquire 111,846 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes 305 shares owned by William L. Collins, Jr. and shares for which the only basis for asserting beneficial ownership is the Voting
Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 14 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harry L. Brock, Jr.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             3,682,710 (includes options to acquire
      BENEFICIALLY          137,510 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      3,682,710 (includes options to acquire 137,510 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,682,710 (includes options to acquire 137,510 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

          Excludes 215,000 shares beneficially owned by Suzanne S. Brock and shares for which the only basis for asserting beneficial ownership is the
Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.98 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 15 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Suzanne S. Brock
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [X]
                                                            (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             215,000 (includes options to acquire
      BENEFICIALLY          15,000 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      215,000 (includes options to acquire 15,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         215,000 (includes options to acquire 15,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes 3,682,710 shares beneficially owned by Harry L. Brock, Jr.
and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.53 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 16 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald V. Aprahamian

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
        NUMBER OF                 98,000 (includes options to acquire
         SHARES                   28,000 shares)
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY      8    SHARED VOTING POWER
          EACH
        REPORTING          12,385,938
         PERSON            (Pursuant to Voting Agreement described herein.)
          WITH       -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                           98,000 (includes options to acquire 28,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,000 (includes options to acquire 28,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.24%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 17 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Francis A. Martin, III
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             80,000 (includes options to acquire 30,000 shares)
      BENEFICIALLY
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                           80,000 (includes options to acquire 30,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         80,000 (includes options to acquire 30,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.20%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 18 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ray Russenberger
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             2,177,107 (includes options to acquire
      BENEFICIALLY          26,000 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938
          WITH             (Pursuant to Voting Agreement described herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      2,177,107 (includes options to acquire 26,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,177,107 (includes options to acquire 26,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.32 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 19 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elliot H. Singer
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF      7    SOLE VOTING POWER
        SHARES              1,033,215 (includes options to acquire
     BENEFICIALLY           167,452 shares)
       OWNED BY      ---------------------------------------------------------
         EACH         8    SHARED VOTING POWER
       REPORTING
        PERSON               12,385,938 (Pursuant to Voting Agreement described
         WITH                herein.)
                      ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                            1,033,215 (includes options to acquire
                            167,452 shares)

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,033,215 (includes options to acquire 167,452 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.52 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 20 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UBS Capital LLC

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             2,085,019 (includes options and warrants
       BENEFICIALLY         to acquire a total of 1,114,654 shares)
        OWNED BY
          EACH         ---------------------------------------------------------
        REPORTING     8    SHARED VOTING POWER
         PERSON
          WITH             12,385,938 (Pursuant to Voting Agreement described
                           herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      2,085,019 (includes options and warrants
                      to acquire a total of 1,114,654 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,085,019 (includes options and warrants to acquire a total of 1,114,654 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]
Excludes 2,250 shares held by UBS AG Switzerland for the benefit of customers over which UBS AG Switzerland has voting power and 450 shares held by UBS AG Switzerland for the benefit of customers over which UBS AG Switzerland does not have voting power.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.97 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 21 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Max D. Hopper

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             38,000 (includes options to acquire
      BENEFICIALLY          29,000 shares)
        OWNED BY     -----------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            38,000 (includes options to acquire 29,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,000 (includes options to acquire 29,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.09 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 22 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard M. Johnston

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             54,305 (includes options to acquire
      BENEFICIALLY          54,000 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                        54,305 (includes options to acquire 54,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,305 (includes options to acquire 54,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.13 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 23 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward E. Jungerman

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             41,150 (includes options to acquire
      BENEFICIALLY          40,250 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      41,150 (includes options to acquire 40,250 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         41,150 (includes options to acquire 40,250 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [x]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.10 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 24 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jackie R. Kimzey

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) []
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             280,265 (includes options to acquire
      BENEFICIALLY          240,500 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                      280,265 (includes options to acquire 240,500 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,265 (includes options to acquire 240,500 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes 54,900 shares owned by family members and excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement..
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.68 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 25 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ryal Poppa

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             36,000 (includes options to acquire
      BENEFICIALLY          26,000 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      36,000 (includes options to acquire 26,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,000 (includes options to acquire 26,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.09 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.  591647102                                       PAGE 26 OF 50 PAGES
    ----------



--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Royce R. Yudkoff

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                          []

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
        NUMBER OF     7    SOLE VOTING POWER
         SHARES             37,061 (includes options to acquire
      BENEFICIALLY          25,000 shares)
        OWNED BY       ---------------------------------------------------------
          EACH        8    SHARED VOTING POWER
        REPORTING
         PERSON            12,385,938 (Pursuant to Voting Agreement described
          WITH             herein.)
                     -----------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                      37,061 (includes options to acquire 25,000 shares)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,061 (includes options to acquire 25,000 shares)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         SHARES*                                            [X]

Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.09 %
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D                                               PAGE 27 OF 50 PAGES


ITEM 1. SECURITY AND ISSUER.

    This Statement relates to the common stock, $.01 par value (the "Common Stock") of Metrocall, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2. IDENTITY AND BACKGROUND.

    This statement is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons" (except for those persons for which information has been required to be provided pursuant to General Instruction C of Schedule 13D, which is contained in Exhibit 99.2 attached hereto and Exhibit 99.3 hereto).

    The parties comprising the Reporting Persons are filing this Statement jointly as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely as a result of the Voting Agreements described in Item 4 below. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

    Trust for Juliet Lea Hillman dated 8/28/68 ("JLH Trust") (C.G.Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the JLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

    Trust for Audrey Hilliard Hillman dated 8/28/68 ("AHH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the AHH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

    Trust for Henry Lea Hillman, Jr. dated 8/28/68 ("HLHJR Trust") (C.G.Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLHJR Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

    Trust for William Talbott Hillman dated 8/28/68 ("WTH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the WTH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

    The Henry L. Hillman Trust dated November 18, 1985 (the "HLH Trust") (Henry
L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of each of Henry L. Hillman, Elsie Hilliard Hillman, and C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219.

SCHEDULE 13D                                               PAGE 28 OF 50 PAGES



    C.G. Grefenstette is Chairman of the Board and Director of The Hillman Company and Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, the WTH Trust and the HLH Trust. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. C.G. Grefenstette is a United States citizen.

    Thomas G. Bigley is a retired Managing Partner of Ernst & Young. He is Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania 15219. Mr. Bigley is a United States citizen.

    Henry L. Hillman is Chairman of the Executive Committee and Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Henry L. Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Henry L. Hillman is a United States citizen.

    Elsie Hilliard Hillman is a Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Elsie Hilliard Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Elsie Hilliard Hillman is a United States citizen.

    Wilmington Securities, Inc. ("Wilmington Securities") is a Delaware corporation and a wholly-owned subsidiary of Wilmington Investments, Inc., which is a wholly-owned subsidiary of The Hillman Company. Wilmington Securities is engaged in diversified investments and operations. The principal business and office of Wilmington Securities is located at 824 Market Street, Suite 900, Wilmington, Delaware 19801.

    Juliet Challenger, Inc. ("Juliet Challenger") is a Delaware corporation and a wholly-owned subsidiary of Wilmington Investments, Inc., which is a wholly-owned subsidiary of The Hillman Company. Juliet Challenger is engaged in diversified investments and operations. The principal business and office of Juliet Challenger is located at 824 Market Street, Suite 900, Wilmington, Delaware 19801.

    William L. Collins, III is Vice Chairman of the Board of Directors, a Director, President, and Chief Executive Officer of the Issuer. The principal business and office of William L. Collins, III is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Collins is a citizen of the United States.

    Harry L. Brock, Jr. is a Director of the Issuer. The principal business and office of Harry L. Brock is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Brock is a citizen of the United States.

    Suzanne S. Brock is a Director of the Issuer. The principal business and office of Suzanne S. Brock is located at 314 South St. Asaph Street, Alexandria, Virginia 22314. Mrs. Brock is a citizen of the United States.

    Ronald V. Aprahamian is a Director of the Issuer. The principal business and office of Ronald V. Aprahamian is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Aprahamian is a citizen of the United States.

    Francis A. Martin, III is a Director of the Issuer. The principal business and office of Francis A. Martin, III is located at U.S. Media Group, Inc., 275 Battery Street, Suite 1850, San Francisco, California, 94111-3335. Mr. Martin is a citizen of the United States.

    Ray Russenberger is a Director of the Issuer. The principal business and office of Ray Russenberger is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Russenberger is a citizen of the United States.

    Elliot H. Singer is a Director of the Issuer. The principal business and office of Elliot H. Singer is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Singer is a citizen of the United States.

SCHEDULE 13D                                               PAGE 29 OF 50 PAGES



    Max D. Hopper is a Director of the Issuer. The principal business and office of Max D. Hopper is located at Max D. Hopper Associates, Inc., 1950 Stemmons Freeway, Suite 5001, Dallas, Texas, 75207. Mr. Hopper is a citizen of the United States.

    Richard M. Johnston is the Chairman of the Board of Directors of the Issuer. The principal business and office of Richard M. Johnston is located at The Hillman Company, 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Mr. Johnston is a citizen of the United States.

    Edward E. Jungerman is a Director of the Issuer. The principal business and office of Edward E. Jugerman is located at 12221 Merit Drive, Suite 1150, Dallas, Texas 75251. Mr. Jugerman is a citizen of the United States.

    Jackie R. Kimzey is a Director of the Issuer. The principal business and office of Jackie R. Kimzey is located at 3474 Preston Hills, Prosper, Texas 75078. Mr. Kimzey is a citizen of the United States.

    Ryal Poppa is a Director of the Issuer. The principal business and office of Ryal Poppa is located at Rustic Trail Investments, 4450 Arapahoe Avenue, Suite 100, Boulder, Colorado 80303. Mr. Poppa is a citizen of the United States.

    Royce R. Yudkoff is a Director of the Issuer. The principal business and office of Royce R. Yudkoff is located at ABTY Partners, Incorporated, 18 Newbury Street, Boston, Massachusetts 02116. Mr. Yudkoff is a citizen of the United States.

    UBS Capital LLC ("UBS Capital") is a limited liability company organized under the laws of the state of Delaware. UBS Capital is directly and indirectly wholly owned by UBS AG, a Swiss banking company. A list of the officers and directors of UBS Capital and UBS AG are set forth as Exhibit 99.3 hereto.

    Unless otherwise stated above, information concerning the name, position, and business address of each executive officer and director of the Reporting Persons and the persons controlling such Reporting Persons, if any, is set forth in Exhibits 99.2 and 99.3 to this statement.

    During the last five years, none of the foregoing Reporting Persons nor, to the best of their knowledge, any person named in Exhibits to this statement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Reporting Persons are filing this statement on Schedule 13D as a result of their entrance into the Stockholders Voting Agreement incorporated herein as
Exhibit 99.4 and not as a result of any acquisition of Common Stock by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

    Pursuant to a Stockholders Voting Agreement and Proxy ("Voting Agreement") dated June 26, 1998, among certain of the Reporting Persons and AT&T Wireless Services, Inc., a Delaware corporation ("Wireless"), each of such Reporting Persons has agreed to vote in favor of (i) the issuance by the Issuer of Series C Convertible Preferred Stock ("Series C Preferred") in connection with the acquisition by the Issuer of the paging and messaging business of AT&T Corp. and a narrowband personal communications service license and (ii) the amendment of the Issuer's amended and restated certificate of incorporation to increase the number of authorized shares of Common

SCHEDULE 13D                                               PAGE 30 OF 50 PAGES


Stock from 80 million to 100 million (together, the "Proposals"). The Issuer's Board of Directors has adopted resolutions recommending and approving the Proposals and directing that they be submitted to the stockholders of the Issuer at a special stockholders meeting (the "Meeting").

    The Voting Agreement obligates each of the Reporting Persons party thereto to vote all shares of common stock owned by such Reporting Person at the time of the Meeting in favor of the Proposals, and grants an irrevocable proxy to Wireless to vote such shares in favor of the Proposals, if such Reporting Person does not do so. The Voting Agreements place certain restrictions on the Reporting Persons= right to transfer shares of Common Stock subject to the Agreement, provided that some shares owned by certain Reporting Persons are excepted from these restrictions.

    On June 26, 1998, Issuer entered into a Stock Purchase Agreement with Wireless, McCaw Communications Companies, Inc. and AT&T Two Way Messaging Communications, Inc. (the "Stock Purchase Agreeement") to acquire the stock of certain subsidiaries of Wireless that operate the paging and messaging services business of AT&T Corp. and a 50KHz/50KHz Narrowband Personal Communications Services license ("License"). The purchase price for this acquisition will be $205 million, consisting of $110 million in cash and $95 million in stated value of Series C Preferred. The total purchase price to be paid by Issuer is subject to adjustment based on the financial performance of the acquired business prior to the closing, as described in Article 4 of the Stock Purchase Agreement, which is incorporated as Exhibit 99.5 hereto, certain Reporting Persons entered into the Voting Agreement as a condition to Wireless= willingness to enter into the Stock Purchase Agreement. Stockholder approval of the issuance of Series C Preferred is required under the rules of the Nasdaq Stock Market. The Stock Purchase Agreement is subject to termination if the Issuer's stockholders do not approve the proposed issuance of Series C Preferred within 150 days after execution of the Stock Purchase Agreement. If the agreement is terminated due to the stockholders' not approving the issuance of Series C Preferred at the Meeting, or if the Meeting is not held other than for reasons beyond the reasonable control of Issuer, then Issuer will pay a $9 million termination fee.

    The foregoing summary of the terms of the transaction is qualified in its entirety by reference to the Stock Purchase Agreement, form of Certificate of Designation, and the Stockholders Voting Agreement, which are included in the Exhibits hereto. The description of the Stockholders Voting Agreements is not necessarily complete, and reference is made to the copy of the Stockholders Voting Agreement which are incorporated by reference into Exhibit 99.4 hereto. Reference is also made to the Stock Purchase Agreement and the form of Certificate of Designation which are incorporated by reference into Exhibits
99.5 and 99.6 hereto, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The following table sets forth the beneficial ownership of shares of the Issuer's Common Stock by (a) each Reporting Person and (b) each person for whom information has been required to be provided pursuant to General Instruction C of Schedule 13D who beneficially owns Common Stock. The table below excludes shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days. As of June 26, 1998, there were 40,868,089 shares of the Issuer's Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 12,385,938 (including shares obtainable upon exercise of options or warrants that are exercisable within 60 days), over which they exercise shared voting power pursuant to the Voting Agreement. These shares represent approximately 28.86% of the Common Stock of the Issuer (including, for purposes of this calculation, options or warrants held by the Reporting Persons and exercisable within 60 days). Except for shared rights to vote pursuant to the Voting Agreement and as otherwise noted, each person has sole voting and dispositive control over the shares identified below. Each Reporting Person disclaims beneficial ownership of those shares for which the only basis for asserting beneficial ownership is the Voting Agreement.

SCHEDULE 13D                                               PAGE 31 OF 50 PAGES


                                    Aggregate Number of     Percentage of Class
             Name                         Shares           of Shares
--------------------------               ------------------- ---------------

JLH Trust                                      14,130            0.03%

AHH Trust                                      14,130            0.03%

HLHJR Trust                                    14,130            0.03%

WTH Trust                                      14,130            0.03%

HLH Trust(1)                                1,964,579            4.8%

C.G. Grefenstette(2)                        2,021,099            4.95%

Thomas G. Bigley(3)                            56,520            0.1%

Henry L. Hillman(1)                         1,964,579            4.8%

Elsie Hilliard Hillman(1)                   1,964,579            4.8%

Juliet Challenger, Inc.(4)                    644,366            1.6%

Wilmington Securities, Inc.(4)              1,154,185            2.8%

William L. Collins, III(5)                    488,397            1.2%

Harry L. Brock, Jr.(6)                      3,682,710            8.98%

Suzanne S. Brock(7)                           215,000            0.53%

Ronald V. Aprahamian(8)                        98,000            0.24%

Francis A. Martin, III (9)                     80,000            0.20%

Ray Russenberger (10)                       2,177,107            5.32%

Elliot H. Singer(11)                        1,033,215            2.52%

UBS Capital LLC(12)                         2,085,019            4.97%

Max D. Hopper(13)                              38,000            0.09%

Richard M. Johnston(14)                        54,305            0.13%

Edward E. Jungerman(15)                        41,500            0.10%

Jackie R. Kimzey(16)                          280,265            0.68%

Ryal Poppa(17)                                 36,000            0.09%

SCHEDULE 13D                                               PAGE 32 OF 50 PAGES



Ruyce R. Yudkoff(18)                         37,061   0.09%
----------------

(1) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which HLH Trust shares voting and dispositive power with Mr. and Mrs. Hillman and Mr. Grefenstette as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary; (b) 166,028 shares held of record by the HLH Trust and with respect to which Mr. and Mrs. Hillman share voting and dispositive power with Mr. Grefenstette as a result of their position as co-trustees of the HLH Trust; and (c) 644,366 shares held of record by Juliet Challenger, Inc. and with respect to which HLH Trust shares voting and dispositive power with Mr. and Mrs. Hillman and Mr. Grefenstette as a result of their control of The Hillman Company, of which Juliet Challenger, Inc. is an indirect, wholly-owned subsidiary.

(2) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary;
(b) 166,028 shares held of record by the HLH Trust and with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. and Mrs. Hillman as a result of his position as co-trustee of the HLH Trust; (c) 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. Bigley as a result of his position as co-trustee of these trusts; and (d) 644,366 shares held of record by Juliet Challenger, Inc. and with respect to which HLH Trust shares voting and dispositive power with Mr. and Mrs. Hillman and Mr. Grefenstette as a result of their control of The Hillman Company, of which Juliet Challenger, Inc. is an indirect, wholly-owned subsidiary. Excludes 10,000 shares held by Mr. Grefenstette in his individual capacity which are not subject to the Voting Agreement.

(3) Includes 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Bigley shares voting and dispositive power with Mr. Grefenstette as a result of his position as co-trustee of these trusts.

(4) Juliet Challenger, Inc. and Wilmington Securities share voting and dispositive power with Messrs. Grefenstette and Hillman and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. and Juliet Challenger are indirect, wholly-owned subsidiaries.

(5) Includes: (a) 36,595 shares held by USA Telecommunications, Inc. with respect to which Mr. Collins shares voting and dispositive power as a result of his control with respect to that company; and (b) 111,846 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 305 shares owned by William L. Collins, Jr., with respect to which Mr. Collins disclaims beneficial ownership.

(6) Includes 137,510 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 215,000 shares beneficially owned by Mrs. Brock, with respect to which Mr. Brock disclaims beneficial ownership.

(7) Includes 15,000 shares that may be acquired upon exercise of options that are currently exercisable within 60 days. Excludes 3,682,710 shares beneficially owned by Mr. Brock, with respect to which Mrs. Brock disclaims beneficial ownership.

(8) Includes 28,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(9) Includes 30,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

SCHEDULE 13D                                               PAGE 33 OF 50 PAGES



(10) Includes 26,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(11) Includes 167,452 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(12) Includes 1,088,654 shares that may be acquired upon exercise of warrants that are currently exercisable or exercisable within 60 days. Excludes: (i) shares of Common Stock which may be acquired upon conversion of preferred shares that are not currently convertible or convertible within 60 days; and (ii) 250 shares held by Banco de Lugano, a wholly-owned Swiss subsidiary of Union Bank of Switzerland for the account of a client.

(13) Includes 29,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(14) Includes 54,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(15) Includes 40,250 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(16) Includes 240,500 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes shares held of record by certain members of Mr. Kimzey's family.

(17) Includes 26,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(18) Includes 25,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

     Except as set forth in any Schedule 13D filed by any Reporting Person, and subsequent amendments thereto, the Reporting Persons and the persons listed as required by General Instruction C have not effected any other transaction in the Issuer's Common Stock within the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Voting Agreement and the agreements identified in Item 6 of the statement on Schedule 13D filed by UBS on December 27, 1996, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer. A description of the material terms of the agreements identified in Item 6 of the statement on Schedule 13D filed by UBS on December 27, 1996 is incorporated herein by reference to a Form 8-K filed by the Issuer on November 21, 1996, to which the agreements are attached as exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Agreement relating to the filing of joint statements as required by Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Information Regarding Executive Directors and Officers of Wilmington Securities, Inc., The Hillman Company and Juliet Challenger Inc.

SCHEDULE 13D                                               PAGE 34 OF 50 PAGES



Exhibit 99.3 Information Regarding Officers and Directors of UBS Capital LLC and UBS AG.

Exhibit 99.4 Stockholders Voting Agreement among Reporting Persons and AT&T Wireless Services, Inc, dated as of June 26, 1998 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on July 7, 1998).

Exhibit 99.5 Stock Purchase Agreement, dated as of June 26, 1998, between AT&T Wireless Services, Inc., McCaw Communications Companies, Inc., AT&T Two Way Messaging Communications, Inc., and the Issuer (incorporated by reference to the Issuer's Current Report on Form 8-K filed on July 7, 1998).

Exhibit 99.6 Form of Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series C Convertible Preferred Stock of the Issuer (incorporated by reference to the Issuer's Current Report on Form 8-K filed on July 7, 1998).

SCHEDULE 13D                                               PAGE 35 OF 50 PAGES



                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Dated: July __, 1998

                   C.G. GREFENSTETTE AND THOMAS G.
                   BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                   FOR JULIET LEA HILLMAN

                   C.G. GREFENSTETTE AND THOMAS G.
                   BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                   FOR AUDREY HILLIARD HILLMAN

                   C.G. GREFENSTETTE AND THOMAS G.
                   BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                   FOR HENRY LEA HILLMAN, JR.

                   C.G. GREFENSTETTE AND THOMAS G.
                   BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                   WILLIAM TALBOTT HILLMAN



                   By: /s/ C.G. Grefenstette
                       -----------------------------------
                       C.G. Grefenstette, Trustee



                   By: /s/ Thomas G. Bigley
                       -----------------------------------
                       Thomas G. Bigley, Trustee



                   HENRY L. HILLMAN, ELSIE HILLIARD
                   HILLMAN AND C.G. GREFENSTETTE,
                   TRUSTEES OF THE HENRY L. HILLMAN
                   TRUST U/A DATED NOVEMBER 18, 1985



                   By: /s/    C.G. Grefenstette
                       -----------------------------------
                       C.G. Grefenstette, Trustee

SCHEDULE 13D                                               PAGE 36 OF 50 PAGES



                   WILMINGTON SECURITIES, INC.


                   By: /s/ Andrew H. McQuarrie
                       ------------------------------------
                       Andrew H. McQuarrie

                   Title: Vice President, Chief Financial Officer, Treasurer,
                          Director




                   JULIET CHALLENGER, INC.

                   By: /s/ Andrew H. McQuarrie
                      --------------------------------------
                      Andrew H. McQuarrie

                  Title: Vice President, Chief Financial Officer, Treasurer, Director



                           /s/ William L. Collins, III
                   -----------------------------------------
                   William L. Collins, III



                           /s/ Harry L. Brock, Jr.
                   -----------------------------------------
                   Harry L. Brock, Jr.



                           /s/ Suzanne S. Brock
                   -----------------------------------------
                   Suzanne S. Brock


                           /s/ Max D. Hopper
                   -----------------------------------------
                   Max D. Hopper


                           /s/ Richard M. Johnston
                   -----------------------------------------
                   Richard M. Johnston

SCHEDULE 13D                                             PAGE 37 OF 50 PAGES


                           /s/ Edward E. Jungerman
                   -----------------------------------------
                   Edward E. Jungerman


                           /s/ Jackie R. Kimzey
                   -----------------------------------------
                   Jackie R. Kimzey


                           /s/ Ryal Poppa
                   -----------------------------------------
                   Ryal Poppa

                           /s/ Royce R. Yudkoff
                   -----------------------------------------
                   Royce R. Yudkoff


                           /s/ Ronald V. Aprahamian

                   -----------------------------------------
                   Ronald V. Aprahamian


                           /s/ Francis A. Martin, III

                   -----------------------------------------
                   Francis A. Martin, III


                   -----------------------------------------
                   Ray Russenberger


                           /s/ Elliot H. Singer

                   -----------------------------------------
                   Elliot H. Singer




                   UBS CAPITAL LLC

                   By:    /s/ Marc Unger
                      --------------------------------------
                          Marc Unger

                          Chief Financial Officer


                   By:    /s/ Justin Maccarone
                      --------------------------------------
                          Justin Maccarone

                          Partner

SCHEDULE 13D                                               PAGE 38 OF 50 PAGES



                                 Exhibit Index



Exhibit                                                                               Page
--------------------------------------------------------------------

Exhibit 99.1            Agreement relating to the filing of joint statements
                        as required by Rule 13d-1(f)(1) of the Securities
                        Exchange Act of 1934, as amended.                               39

Exhibit 99.2            Information Regarding Executive Directors and Officers
                        of Wilmington Securities, Inc., The Hillman Company, and
                        Juliet Challenger Inc.                                          42

Exhibit 99.3            Information Regarding Officers and Directors of UBS
                        Capital LLC and UBS AG.                                         47

Exhibit 99.4            Stockholders Voting Agreement among Reporting Persons
                        and AT&T Wireless Services, Inc, dated as of
                        June 26, 1998 (incorporated by reference to the Issuer's
                        Current Report on Form 8-K filed on July 7, 1998).              --

Exhibit 99.5            Stock Purchase Agreement, dated as of June 26, 1998,
                        between AT&T Wireless Services, Inc., McCaw
                        Communications Companies, Inc., AT&T Two Way
                        Messaging Communications, Inc., and the Issuer
                        (incorporated by reference to the Issuer's Current
                        Report on Form 8-K filed on July 7, 1998).                      --

Exhibit 99.6            Form of Certificate of Designation, Number, Powers,
                        Preferences and Relative, Participating, Optional and
                        Other Rights of Series C Convertible Preferred Stock
                        of the Issuer (incorporated by reference to the Issuer's
                        Current Report on Form 8-K filed on July 7, 1998).              --
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